SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 19, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q17 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2017

Buenos Aires, Argentina, February 19, 2018 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2017 (“4Q17”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

•  The Bank’s net income totaled Ps.3.01 billion in 4Q17. This result was 16% higher than the Ps.2.60 billion posted in the third quarter of 2017 (“3Q17”) and 78% higher than the result posted in the fourth quarter of 2016 (“4Q16”). In 4Q17, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 28.6% and 5.2%, respectively. Net Income of Ps.9.39 billion in FY2017 was 44% higher than net income in FY2016.

•  In 4Q17, Banco Macro’s financing to the private sector grew 10% or Ps.11.7 billion quarter over quarter (“QoQ”) totaling Ps.129.1 billion and increased 49% or Ps. 42.2 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Documents and Others stand out, which grew 20% and 10% QoQ, respectively. Meanwhile within consumer loans, mortgage loans, credit cards and personal loans rose 29% and 16% and 12% QoQ, respectively.

•  In 4Q17, the accumulated efficiency ratio reached 42.5%, lower than the 43.2% posted in 3Q17 and the 47.5% in 4Q16. Net fee income over administrative expenses was 56.8%, higher than the 53.8% registered in 4Q16.

•  In 4Q17, Banco Macro’s total deposits grew 6% QoQ, totaling Ps.144.2 billion and representing 80% of the Bank’s total liabilities. Private sector deposits grew 9% QoQ.

•  Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.35.1 billion (28.1% regulatory capital ratio – Basel III). In addition, the Bank’s liquid assets remained at an adequate level, reaching 50.4% of its total deposits in 4Q17.

•  In 4Q17, the Bank’s non-performing to total financing ratio was 1.07% and the coverage ratio reached 183.14%.

4Q17 Earnings Release Conference Call Wednesday, February 21, 2018 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer

To participate, please dial:

Argentina Toll Free:

(0800) 444 2930

Participants Dial In (Toll Free):

+1 (844) 839 2185

Participants International Dial In:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 02/21/2018 through 03/07/2018	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (CEO), Jorge Scarinci (CFO)

4Q17 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q17 Earnings Release

Results

Earnings per outstanding share were Ps.4.50 in 4Q17, 16% higher than in 3Q17 and 55% higher than 4Q16. On a yearly basis a 78% increase in net income was experienced while the average number of shares outstanding grew 15%.

EARNINGS PER SHARE	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Net income (M $)	1,695.3	1,764.0	2,015.3	2,597.8	3,011.7	6,540.8	9,388.8	44%
Average # of shares outstanding (M)	584.5	584.5	593.5	668.2	669.7	584.5	629.3	8%
Book value per avg. Outstanding share ($)	37.82	40.84	60.40	60.00	64.4	37.8	68.5	81%
Shares Outstanding (M)	584.5	584.5	658.5	669.7	669.7	584.5	669.7	15%
Earnings per avg. outstanding share ($)	2.90	3.02	3.40	3.89	4.50	11.19	14.92	33%

Book value per avg. issued ADS (USD)	23.86	26.55	36.39	34.65	34.31	23.86	34.31	44%
Earnings per avg. outstanding ADS (USD)	1.83	1.96	2.05	2.24	2.40	7.06	8.65	22%

Banco Macro’s 4Q17 net income of Ps.3.01 billion was 16% or Ps.414 million higher than the previous quarter and 78% or Ps.1.3 billion higher YoY.

In FY2017 Banco Macro´s net income was Ps.9.39 billion, 44% higher than the Ps.6.54 billion posted in FY2016. This result represented a ROAE and ROAA of 28.6% and 5.2% respectively.

The operating result for 4Q17 was Ps.4.92 billion, increasing 13% or Ps.559 million QoQ and 89% or Ps.2.3 billion on a yearly basis. Had Income from government and private securities and income on guaranteed loans and in CER adjustments been excluded, operating result would have been 150% higher than the result posted in 4Q16

In FY2017, the operating result of Ps.15.80 billion was 59% higher than the FY2016 result.

It is important to emphasize that this result was obtained with a leverage of 5.2x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Net financial income	4,242.1	4,640.4	5,244.8	6,026.7	7,042.7	15,634.5	22,954.6	47%
Provision for loan losses	-354.0	-361.4	-469.0	-342.5	-422.3	-1,073.1	-1,595.2	49%
Net fee income	1,532.2	1,667.0	1,800.2	1,874.3	1,962.8	5,364.9	7,304.3	36%
	5,420.3	5,946.0	6,576.0	7,558.5	8,583.2	19,926.3	28,663.7	44%
Administrative expenses	-2,814.8	-2,963.5	-3,044.2	-3,195.0	-3,660.3	-9,970.7	-12,863.0	29%
Operating result	2,605.5	2,982.5	3,531.8	4,363.5	4,922.9	9,955.6	15,800.7	59%
Minority interest in subsidiaries	-16.7	-15.8	-19.1	-19.2	-30.7	-54.6	-84.8	55%
Net other income	-52.7	-0.8	-189.0	-92.1	-261.0	117.2	-542.9	-563%
Net income before income tax	2,536.1	2,965.9	3,323.7	4,252.2	4,631.2	10,018.2	15,173.0	51%
Income tax	-840.8	-1,201.9	-1,308.4	-1,654.4	-1,619.5	-3,477.4	-5,784.2	66%
NET INCOME	1,695.3	1,764.0	2,015.3	2,597.8	3,011.7	6,540.8	9,388.8	44%

The Bank’s 4Q17 financial income totaled Ps.11.0 billion, increasing 15% (Ps.1.4 billion) compared to 3Q17 and increasing 45% (Ps.3.4 billion) YoY.

In FY2017, financial income totaled Ps.36.5 billion, 26% higher than in FY2016.

3

4Q17 Earnings Release

Interest on loans represented 73% of total financial income in 4Q17. Interest on loans was 13% or Ps.912 million higher than 3Q17’s level due to an 11% increase in the average volume of the loan portfolio and a 60bp increase in the average interest lending rates. On an annual basis, interest on loans grew 38% or Ps.2.2 billion.

In FY2017, interest on loans totaled Ps.27.5 billion, 27% higher than in FY2016; this was as a result of a 51% increase in average private sector loans and a 486bp decrease in lending interest rates.

In 4Q17, net income from government and private securities increased 35% or Ps.630 million QoQ, mainly due to higher LEBACs income and income from other government and private securities. On an annual basis, net income from government and private securities grew 52% or Ps.826 million.

In FY2017, net income from government and private securities totaled Ps.6.4 billion, and was 3% higher compared to FY2016.

In the quarter, an increase of 117% or Ps.66 million in income from Guaranteed Loans and in CER Adjustment was observed (mainly related to UVA mortgage loans). On an annual basis, income from Guaranteed Loans and in CER Adjustment increased 84% or Ps.56 million.

Income from differences in quoted prices of gold and foreign currency decreased 49% or Ps.299 million QoQ mainly due to an 85% decrease in foreign currency position in 4Q17. On an annual basis, an increase of Ps.229 million was experienced.

Also in the quarter, other financial income increased 179% or Ps.83 million compared to 3Q17 mainly due to higher rates on reverse repurchase agreements. On an annual basis, an increase of 244% or Ps.92 million was experienced.

FINANCIAL INCOME	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Interest on cash and due from banks	0.1	0.8	0.1	6.1	6.7	1.2	13.7	1042%
Interest on loans to the financial sector	88.0	101.2	98.9	125.5	177.5	248.1	503.1	103%
Interest on overdrafts	650.5	650.4	621.4	679.0	752.7	2,494.4	2,703.5	8%
Interest on documents	399.7	374.0	390.1	430.0	492.2	1,559.1	1,686.3	8%
Interest on mortgages loans	176.6	179.0	186.6	201.9	216.1	729.8	783.6	7%
Interest on pledges loans	86.3	97.7	111.2	126.8	140.0	360.7	475.7	32%
Interest on credit cards loans	1,041.1	1,071.8	1,085.9	1,064.3	1,212.3	3,950.9	4,434.3	12%
Interest on financial leases	20.6	20.1	22.2	28.6	32.2	89.9	103.1	15%
Interest on other loans	3,333.6	3,565.4	3,906.3	4,415.6	4,960.5	12,197.6	16,847.8	38%
Net Income from government & private securities (1)	1,583.0	868.9	1,360.7	1,778.7	2,409.1	6,222.8	6,417.4	3%
Interest on other receivables from financial interm.	1.6	0.9	4.0	2.3	1.1	6.2	8.3	34%
Income from Guaranteed Loans - Decree 1387/01	8.9	3.1	0.0	0.1	0.0	33.7	3.2	-91%
CER adjustment	57.7	28.6	32.2	56.3	122.4	255.9	239.5	-6%
CVS adjustment	0.2	0.1	0.1	0.2	0.2	0.8	0.6	-25%
Difference in quoted prices of gold and foreign currency	86.9	159.5	423.9	614.5	315.6	516.9	1,513.5	193%
Other	37.8	478.9	110.9	46.6	130.0	267.3	766.4	187%
Total financial income	7,572.6	7,600.4	8,354.5	9,576.5	10,968.6	28,935.3	36,500.0	26%

Income from Interest on loans	5,796.4	6,059.6	6,422.6	7,071.7	7,983.5	21,630.5	27,537.4	27%

(1) Net Income from government & private securities
LEBACs	1,200.8	537.5	1,270.5	1603.6	1,984.2	4,046.0	5,395.7	33%
Other Govermnet & Private Securities	382.2	331.4	90.2	175.1	424.9	2,176.8	1,021.7	-53%
Net Income from government & private securities	1,583.0	868.9	1,360.7	1,778.7	2,409.1	6,222.8	6,417.4	3%

The Bank’s 4Q17 financial expense totaled Ps.3.9 billion, increasing 11% (Ps.376 million) compared to the previous quarter and 18% (Ps.595 million) compared to 4Q16.

In FY2017, financial expense totaled Ps.13.5 billion, 2% higher than in FY2016.

In 4Q17, interest on deposits represented 68% of the Bank’s total financial expense, increasing 11% or Ps.266 million QoQ. This increase was mainly driven by a 6% increase of the average volume of time deposits and an 80bp increase in the average time deposit interest rate. On a yearly basis, interest on deposits grew 7% or Ps.175 million.

4

4Q17 Earnings Release

In FY2017, interest on deposits totaled Ps.9.3 billion, 10% lower than in FY2016, as a consequence of a 554bp decrease in time deposit interest rates and a 21% increase in the average volume of time deposits.

Other financial expense grew 12% or Ps.94million QoQ mainly due to higher provincial taxes and increased 32% or Ps.207 million YoY.

FINANCIAL EXPENSE	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0%
Interest on saving accounts	23.5	24.0	26.1	30.7	29.4	89.9	110.2	23%
Interest on time deposits	2,452.8	2,109.8	2,117.0	2,354.2	2,621.8	10,283.7	9,202.8	-11%
Interest on interfinancing received loans	1.2	1.4	2.1	10.1	4.6	3.0	18.2	507%
Interest on other financing from the finan. institu.	-0.5	0.0	0.5	5.0	4.3	0.0	9.8	100%
Interest on subordinated bonds	117.2	105.2	106.9	117.8	122.6	277.2	452.5	63%
Other Interest	0.8	0.7	0.7	0.8	1.0	4.2	3.2	-24%
Interest on other liabilities from fin intermediation	38.9	16.2	122.3	210.8	214.3	145.8	563.6	287%
CER adjustment	2.9	2.8	5.1	4.2	12.5	12.1	24.6	103%
Contribution to Deposit Guarantee Fund	44.5	49.4	50.5	54.2	59.4	215.0	213.5	-1%
Other	649.2	650.5	678.5	762.0	856.0	2,269.9	2,947.0	30%
Total financial expense	3,330.5	2,960.0	3,109.7	3,549.8	3,925.9	13,300.8	13,545.4	2%

Financial Expenses from interest on deposits	2,476.3	2,133.8	2,143.1	2,384.9	2,651.2	10,373.6	9,313.0	-10%

As of 4Q17, the Bank’s accumulated net interest margin was 17.7%, higher than the 17.3% posted in 3Q17 and lower than the 18.2% posted in 4Q16. Had income from government and private securities and guaranteed loans including CER adjustments been excluded, the Bank’s accumulated net interest margin would have been 16.1% in 4Q17, slightly lower than the 16.2% posted in 3Q17 and higher than the 15.3% posted in 4Q16.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	4Q16		1Q17		2Q17		3Q17		4Q17
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	25,904.9	23.2%	14,625.4	22.9%	24,753.8	21.7%	31,533.9	21.2%	31,490.5	26.5%
Loans	80,012.5	29.2%	89,747.5	27.6%	98,881.9	26.2%	112,017.0	25.2%	124,154.3	25.9%
Private Sector	78,975.2	29.1%	88,893.2	27.5%	98,275.7	26.2%	110,316.1	25.2%	122,336.1	25.8%
Public Sector	1,037.3	35.2%	854.3	32.8%	606.2	28.5%	1,700.9	28.3%	1,818.2	32.0%
Financial trusts	393.5	35.3%	739.1	25.9%	697.7	25.4%	765.3	26.0%	803.2	21.0%
Other interest-earning assets	2,586.2	11.4%	9,578.4	19.4%	3,296.4	11.1%	4,043.5	9.3%	5,196.4	30.7%
Total interest-earning assets	108,897.1	27.3%	114,690.4	26.3%	127,629.8	24.9%	148,359.7	24.0%	161,644.4	26.1%

Non interest-earning assets	38,880.4		41,251.0		38,319.7		46,129.8		46,129.8
Total Average Assets	147,777.5		155,941.4		165,949.5		194,489.5		210,280.6

Interest-bearing liabilities
Checking accounts (*)	1,727.6	0.0%	1,051.7	0.0%	1,639.3	0.0%	1,728.4	0.0%	1,213.6	0.0%
Saving accounts (*)	20,217.1	0.5%	24,245.1	0.4%	26,043.1	0.4%	30,764.4	0.4%	34,134.3	0.3%
Time deposits (*)	54,751.6	17.8%	54,146.9	15.8%	54,977.2	15.5%	61,526.7	15.2%	65,208.9	16.0%
Corporate Bonds	7,561.5	8.0%	6,932.6	6.8%	9,100.5	9.9%	11,641.8	10.9%	11,735.2	11.1%
BCRA	0.2	0.0%	0.2	0.0%	0.2	0.0%	0.1	0.0%	0.1	0.0%
Other interest-bearing liabilities	543.3	15.2%	571.4	17.7%	560.9	13.8%	2,261.0	13.1%	1,724.5	11.2%
Total interest-bearing liabilities	84,801.3	12.4%	84,801.3	10.6%	92,321.2	10.4%	107,922.4	10.2%	114,016.6	10.6%

Non interest-bearing liabilities
Demand deposits (*) (*)	30,224.8		33,339.6		33,383.3		32,794.1		37,444.6
Other non interest-bearing libilities & equity	32,751.4		35,653.9		40,245.0		53,773.0		58,819.4
Total non interest-bearing liab. & equity	62,976.2		68,993.5		73,628.3		86,567.1		96,264.0

Total Average Liabilities & Equity	147,777.5		155,941.4		165,949.5		194,489.5		210,280.6

Assets Performance		7,485.0		7,439.8		7,931.7		8,958.7		10,649.7
Liabilities Performance		2,652.4		2,278.3		2,390.8		2,782.4		3,036.2
Net Interest Income		4,832.6		5,161.5		5,540.9		6,176.3		7,613.5
Total interest-earning assets		108,897.1		114,690.4		127,629.8		148,359.7		161,644.4
Net Interest Margin (NIM)		17.7%		18.3%		17.4%		16.5%		18.7%

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

5

4Q17 Earnings Release

In 4Q17, Banco Macro’s net fee income totaled Ps.2.0 billion, 5% or Ps.89 million higher than 3Q17, and 28% or Ps.431 million higher than 4Q16.

In the quarter, fee income increased 6% or Ps.175 million. Fees charged on debit and credit card and deposit accounts fees stand out, which increased 8% and 4% respectively. On a yearly basis, fee income increased 27% or Ps.615 million, having the same concepts stand out (25% increase each).

In the quarter, total fee expenses grew 10% or Ps.87 million, with higher charges paid to debit/credit card brands and higher other fee expenses (13% and 10% increase respectively). On a yearly basis, fee expenses increased 24% or Ps.184 million, with similar concepts standing out (33% and 52% respectively).

In FY2017, net fee income totaled, Ps.7.3 billion, 36% higher than in FY2016.

NET FEE INCOME	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Fee charges on deposit accounts	1,296.1	1,377.5	1,467.0	1,563.2	1,623.7	4,597.2	5,946.2	29%
Debit and credit card fees	685.4	694.5	707.0	793.4	855.3	2,538.4	3,135.9	24%
Other fees related to foreign trade	33.4	33.0	36.3	44.5	47.0	134.8	160.8	19%
Credit-related fees	69.6	55.9	96.5	66.2	72.3	152.6	290.9	91%
Lease of safe-deposit boxes	35.1	37.4	42.7	44.5	49.0	119.9	173.6	45%
Other	188.3	203.0	226.0	235.3	275.2	425.8	939.0	121%
Total fee income	2,307.9	2,401.3	2,575.5	2,747.1	2,922.5	7,968.7	10,646.4	34%

Debit and Credit card expenses	380.8	364.7	402.7	447.3	505.8	1,295.4	1,720.5	33%
Turnover tax and municipal assessments	119.2	137.7	151.6	166.3	180.9	427.5	636.5	49%
Comission paid to lending agencies	47.3	34.7	44.5	59.2	52.4	255.8	190.8	-25%
Foreign trade comissions	5.0	4.2	4.2	5.5	6.2	12.3	20.1	63%
Others	223.4	193.0	172.3	194.5	214.4	612.8	774.2	26%
Total fee expense	775.7	734.3	775.3	872.8	959.7	2,603.8	3,342.1	28%

Net fee income	1,532.2	1,667.0	1,800.2	1,874.3	1,962.8	5,364.9	7,304.3	36%

In 4Q17 Banco Macro’s administrative expenses totaled Ps.3.7 billion, 15% or Ps.465 million higher than the previous quarter. Administrative expenses increased 30% or Ps.845 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 13% or Ps.245 million QoQ, basically due to the back pay originated on 2017 inflation being higher than the salary increase agreed with the Union at the beginning of the year. On yearly basis personnel expenses increased 27% or Ps.453 million.

In FY2017, administrative expenses totaled Ps.12.9 billion, 29% higher than in FY2016.

As of December 2017, the accumulated efficiency ratio reached 42.5%, compared to the 43.3% posted in 3Q17 and 47.5 posted in 4Q16. In FY2017 Administrative expenses grew 29%, in line with the Bank’s focus of improving efficiency, while net financial income and net fee income grew 44% as whole.

6

4Q17 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Personnel expenses	1,684.0	1,844.9	1,832.9	1,891.8	2,136.8	6,039.0	7,706.4	28%
Directors & statutory auditors´fees	82.5	86.7	98.6	121.5	138.3	314.5	445.1	42%
Other professional fees	85.7	78.0	87.0	94.9	107.5	283.2	367.4	30%
Advertising & publicity	75.0	43.5	38.3	56.0	95.1	197.5	232.9	18%
Taxes	149.9	162.5	178.4	180.6	207.1	534.4	728.6	36%
Depreciation of equipment	56.6	59.0	60.2	63.5	66.8	205.1	249.5	22%
Amortization of organization costs	54.0	60.1	64.1	71.4	79.4	197.1	275.0	40%
Other operating expenses	386.4	399.5	417.3	458.5	530.2	1,399.9	1,805.5	29%
Other	240.7	229.3	267.4	256.8	299.1	800.0	1,052.6	32%
Total Administrative Expenses	2,814.8	2,963.5	3,044.2	3,195.0	3,660.3	9,970.7	12,863.0	29%

Total Employees	8,617	8,675	8,702	8,721	8,774	8,617	8,774	2%
Branches	444	445	449	448	445	444	445	0%
Efficiency ratio	48.7%	47.0%	43.2%	40.4%	40.6%

Accumulated efficiency ratio	47.5%	47.0%	45.0%	43.3%	42.5%	47.5%	42.5%

In 4Q17, the Bank’s net other income/losses totaled a Ps.261 million loss. This loss was due to Other income totaling Ps.241 (12% or Ps. 26 million higher than in 3Q17)among which Others stand out (mostly income from Banco Macro’s stake in Prisma); and Other expense totaling Ps.502 million (63% higher than in 3Q17), among which Charges for other receivables uncollectibility and other allowances stand out.

In FY2017, net other income/losses totaled a Ps.543 million loss, compared to the Ps.117.2 million gain in FY2016.

NET OTHER INCOME/LOSSES	MACRO Consolidated							Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	2016	2017	FY17/FY16

Other Income
Penalty interest	19.5	17.0	19.3	26.4	21.8	83.1	84.5	2%
Recovered loans and reversed allowances	85.5	88.2	139.3	65.9	53.9	229.6	347.3	51%
Other	49.3	39.3	145.5	123.5	165.7	285.8	474.0	66%
Total Other Income	154.3	144.5	304.1	215.8	241.4	598.5	905.8	51%

Other Expense
Charges for other receivables uncollectibility and other allowances	79.7	69.6	134.8	171.4	343.2	203.3	719.2	254%
Goodwill amortization	1.4	1.4	1.4	1.4	16.4	10.1	20.6	104%
Other Expense	125.9	74.3	356.9	135.1	142.8	267.9	709.1	165%
Total Other Expense	207.0	145.3	493.1	307.9	502.4	481.3	1,448.9	201%

Net Other Income/Losses	-52.7	-0.8	-189.0	-92.1	-261.0	117.2	-543.1	-563%

In FY2017, Banco Macro's effective income tax rate was 38.1%, compared to 34.7% in FY2016.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.129.1 billion, increasing 10% or Ps.11.7 billion QoQ and 49% or Ps.42.2 billion YoY.

Within commercial loans, growth was driven by documents and others, which grew 20% and 10% QoQ, respectively.

7

4Q17 Earnings Release

The growth in consumer loans was mainly driven by mortgage loans, credit card loans, and personal loans which grew 29%, 16% and 12% QoQ, respectively.

As of 4Q17, Banco Macro´s market share over private sector loans was 7.9%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Overdrafts	8,837.7	10,264.7	9,638.2	12,170.4	8,829.3	-27%	0%
Discounted documents	11,198.9	10,679.5	12,332.3	14,435.9	17,272.1	20%	54%
Mortgages loans	4,158.6	4,498.2	5,195.5	6,247.0	8,057.5	29%	94%
Pledges loans	2,285.1	2,471.5	3,263.4	3,551.3	4,150.1	17%	82%
Personal loans	29,784.8	33,365.0	37,342.5	42,361.4	47,376.8	12%	59%
Credit Card loans	18,851.6	19,526.1	20,590.9	21,507.2	24,971.9	16%	32%
Others	10,465.8	11,739.1	15,281.5	15,356.2	16,884.7	10%	61%
Total loan portfolio	85,582.5	92,544.1	103,644.3	115,629.4	127,542.4	10%	49%

Financial trusts	954.7	1,028.8	1,121.5	1,281.8	1,011.8	-21%	6%
Leasing	369.1	376.9	478.9	524.6	585.0	12%	58%
Total financing to the private sector	86,906.3	93,949.8	105,244.7	117,435.8	129,139.2	10%	49%

Market share over loan portfolio	8.1%	8.3%	8.3%	8.2%	7.9%

Public Sector Assets

In 4Q17, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 1.5%, lower than the 2.5% posted in 3Q17 and the 3.7% posted in 4Q16.

In 4Q17, a 55% or Ps.1.7 billion decrease in other government securities position (peso denominated securities) stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

LEBACs	15,964.3	11,406.9	24,544.4	26,454.1	35,641.8	35%	123%
Other	4,205.4	2,411.3	2,975.4	3,171.2	1,440.8	-55%	-66%
Government securities	20,169.7	13,818.2	27,519.8	29,625.3	37,082.6	25%	84%
Guaranteed loans	717.6	0.0	0.0	0.0	0.0	0%	0%
Provincial loans	814.9	480.0	497.3	1,834.3	1,797.3	-2%	121%
Loans	1,532.5	480.0	497.3	1,834.3	1,797.3	-2%	17%
Purchase of government bonds	37.0	36.1	38.3	39.5	42.1	7%	14%
Other receivables	37.0	36.1	38.3	39.5	42.1	7%	14%

TOTAL PUBLIC SECTOR ASSETS	21,739.2	14,334.3	28,055.4	31,499.1	38,922.0	24%	79%

TOTAL PUBLIC SECTOR LIABILITIES	23.6	19.5	15.2	10.2	4.8	-53%	-80%

Net exposure	21,715.6	14,314.8	28,040.2	31,488.9	38,917.2	24%	79%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	5,774.9	2,927.4	3,511.0	5,045.0	3,280.2	-35%	-43%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.7%	1.9%	1.9%	2.5%	1.5%

8

4Q17 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.144.2 billion in 4Q17, growing 6% or Ps.7.6 billion QoQ and 29% or Ps.32.3 billion YoY and representing 80% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 9% or Ps.11.2 billion while public sector deposits decreased 22% or Ps.3.6 billion. Within private sector deposits, sight deposits grew 17% or Ps.9.3 billion, and time deposits grew 4% or Ps.2.5 billion QoQ. Also in the quarter peso deposits increased 11% or Ps.10.0 billion while foreign currency deposits decreased 4% or USD 55 million.

As of 4Q17, Banco Macro´s market share over private sector deposits was 6.7%.

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Public sector	9,552.2	13,007.6	10,804.0	16,461.9	12,890.7	-22%	35%

Financial sector	55.8	50.9	57.4	54.6	81.3	49%	46%

Private sector	102,331.7	102,124.4	112,796.0	120,096.3	131,253.9	9%	28%
Checking accounts	17,686.2	18,559.7	19,951.1	20,950.4	20,778.6	-1%	17%
Savings accounts	27,896.0	27,117.5	34,087.9	35,046.4	44,531.9	27%	60%
Time deposits	47,652.4	47,495.8	53,428.8	59,247.0	61,702.3	4%	29%
Other	9,097.1	8,951.4	5,328.2	4,852.5	4,241.1	-13%	-53%
Total	111,939.7	115,182.9	123,657.4	136,612.8	144,225.9	6%	29%

Pesos	88,640.4	93,023.1	100,308.9	106,746.2	113,075.4	6%	28%
Foreign Currency	23,299.3	22,159.8	23,348.5	29,866.6	31,150.5	4%	34%

Market share over private deposits	6.8%	6.7%	6.9%	7.1%	6.7%

Other sources of funds

In 4Q17, the total amount of other sources of funds increased 7% or Ps.3.5 billion compared to 3Q17. In 4Q17 shareholder’s equity increased 8% or Ps.3.0 billion which was mainly driven by 4Q17 positive results.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Central Bank of Argentina	8.4	8.4	10.4	9.8	11.5	17%	37%
Banks and international institutions	129.9	133.0	347.1	427.1	169.7	-60%	31%
Financing received from Argentine financial institutions	142.7	49.3	78.8	607.5	846.5	39%	493%
Subordinated corporate bonds	6,407.8	6,322.3	6,709.1	7,117.0	7,589.9	7%	18%
Non-subordinated corporate bonds	1,684.9	0.0	4,620.6	4,620.6	4,620.6	0%	174%
Shareholders´ equity	22,105.9	23,869.9	35,827.5	40,118.9	43,130.5	8%	95%
Total other source of funds	30,479.6	30,382.9	47,593.5	52,900.9	56,368.7	7%	85%

In 4Q17, Banco Macro’s average cost of funds reached 7.4%. This was mainly due to the decrease in the liabilities interest rate, and to Banco Macro’s transactional deposits, which represent approximately 52% of its total deposit base as of 4Q17. These accounts are low cost and are not sensitive to interest rate increases.

9

4Q17 Earnings Release

Liquid Assets

In 4Q17, the Bank’s liquid assets amounted to Ps.72.7 billion, showing a 5% or Ps.3.4 billion increase QoQ and a 36% or Ps.19.4 billion increase on a yearly basis.

In 4Q17, Banco Macro’s LEBAC own portfolio and Reverse Repos from LEBAC increased 25% and 80% respectively; this increase in the LEBAC position was partially offset by a 9% decrease in Cash.

In 4Q17 Banco Macro’s liquid assets to total deposits ratio reached 50.4%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Cash	36,089.2	29,014.7	36,477.2	37,705.2	34,267.6	-9%	-5%
Guarantees for compensating chambers	2,094.0	2,101.6	2,174.3	3,739.6	4,005.7	7%	91%
Call	5.0	115.0	235.0	410.0	146.0	-64%	2820%
Reverse repos from other securities	-	0.8	38.6	413.0	10.9	-97%	0%
Reverse repos from LEBAC/NOBAC	19.4	8,609.4	2,242.7	877.0	1,580.4	80%	8046%
LEBAC / NOBAC own portfolio	15,125.9	11,632.3	24,593.8	26,149.6	32,670.5	25%	116%
Total	53,333.5	51,473.8	65,761.6	69,294.4	72,681.1	5%	36%

Liquid assets to total deposits	47.6%	44.7%	53.2%	50.7%	50.4%

Solvency

Banco Macro continued showing high solvency levels in 4Q17 with an integrated capital (RPC) of Ps.49.5 billion over a total capital requirement of Ps.14.4 billion. Banco Macro´s excess capital in 4Q17 was 243% or Ps.35.1 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 28.1% in 4Q17, TIER1 Ratio was 23.1%.

The Bank´s aim is to make the best use of this excess capital.

10

4Q17 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Credit risk requirement	7,634.6	7,945.2	9,410.4	10,942.8	11,023.2	1%	44%
Market risk requirement	267.2	115.6	863.4	711.8	184.4	-74%	-31%
Operational risk requirement	2,368.0	2,503.9	2,715.0	2,959.5	3,219.3	9%	36%
Total capital requirements	10,269.8	10,564.8	12,988.8	14,614.0	14,426.9	-1%	40%

Ordinary Capital Level 1 (COn1)	21,258.3	23,047.6	34,887.9	38,899.1	41,709.1	7%	96%
Deductible concepts Level 1 (COn1)	-684.3	-791.9	-819.5	-928.5	-1,022.0	10%	49%
Aditional Capital Level 1 (CAn1)	0.0	12.8	14.6	16.9	18.1	7%	0%
Capital Level 2 (COn2)	7,217.9	7,113.5	7,715.5	8,139.3	8,836.5	9%	22%
Integrated capital - RPC (i)	27,791.9	29,381.9	41,798.4	46,126.8	49,541.6	7%	78%

Excess capital	17,522.1	18,817.1	28,809.6	31,512.7	35,114.7	11%	100%

Risk-weighted assets - RWA (ii)	125,593.1	129,167.1	158,934.5	178,691.4	176,323.3	-1%	40%

Regulatory Capital ratio [(i)/(ii)]	22.1%	22.7%	26.3%	25.8%	28.1%

Ratio TIER 1 [Capital Level 1/RWA]	16.4%	17.2%	21.4%	21.3%	23.1%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 4Q17, Banco Macro’s non-performing to total financing ratio reached a level of 1.07%, higher than the 1% posted in 3Q17, and lower than the 1.14% posted in 4Q16.

Commercial portfolio non-performing loans slightly increased 12bp (Note that in 3Q17 a specific commercial client cancelled its debt driving Commercial portfolio non-performing loans lower), from 0.26% in 3Q17 to 0.38% in 4Q17; meanwhile consumer portfolio showed an improved performance with non-performing loans decreasing from 1.48% in 3Q17 to 1.45% in 4Q17.

The coverage ratio reached 183.14% in 4Q17.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Commercial portfolio	34,989.5	36,653.4	41,052.2	48,541.0	48,851.6	1%	40%
Non-performing	194.9	320.1	265.4	127.7	187.6	47%	-4%
Consumer portfolio	56,613.1	61,045.6	68,524.1	75,910.0	87,734.1	16%	55%
Non-performing	853.6	1,003.0	1,130.4	1,121.5	1,275.9	14%	49%
Total portfolio	91,602.6	97,699.0	109,576.3	124,451.0	136,585.7	10%	49%
Non-performing	1,048.5	1,323.1	1,395.8	1,249.2	1,463.5	17%	40%
Total non-performing/ Total portfolio	1.14%	1.35%	1.27%	1.00%	1.07%

Total allowances	1,850.7	2,063.3	2,346.1	2,489.0	2,680.2	8%	45%
Coverage ratio w/allowances	176.51%	155.94%	168.08%	199.25%	183.14%

11

4Q17 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

CER adjustable ASSETS
Guaranteed loans	717.5	-	-	-	-	0%	0%
Private sector loans (*)	98.8	288.7	756.9	1,752.8	3,582.2	104%	3526%
Other loans	0.2	0.2	1.7	4.7	10.5	123%	5150%
Total CER adjustable assets	816.5	288.9	758.6	1,757.5	3,592.7	104%	340%

CER adjustable LIABILITIES
Deposits (*)	48.7	38.4	77.3	98.1	86.7	-12%	78%
Other liabilities from financial intermediation	23.4	19.3	15.1	10.0	4.4	-56%	-81%
Total CER adjustable liabilities	72.1	57.7	92.4	108.1	91.1	-16%	26%

NET CER EXPOSURE	816.5	231.2	666.2	1,649.4	3,501.6	112%	329%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Cash	21,394.9	16,141.8	21,575.2	25,191.5	19,735.3	-22%	-8%
Government and private securities	1,636.4	1,602.8	1,976.5	2,025.5	1,052.9	-48%	-36%
Loans	10,088.3	11,390.1	16,555.9	18,869.4	18,693.6	-1%	85%
Other receivables from financial intermediation	524.1	476.1	1,061.9	896.4	2,313.7	158%	341%
Other assets	346.1	429.9	534.0	568.0	714.6	26%	106%
Total Assets	33,989.8	30,040.7	41,703.5	47,550.8	42,510.1	-11%	25%
Deposits	23,299.4	22,159.9	23,348.6	29,866.5	31,150.6	4%	34%
Other liabilities from financial intermediation	1,142.5	1,205.3	2,360.3	3,501.1	2,653.5	-24%	132%
Non-subordinated corporate bonds	1,684.9	0.0	0.0	0.0	0.0	0%	0%
Subordinated corporate bonds	6,407.8	6,322.3	6,709.1	7,117.0	7,589.9	7%	18%
Other liabilities	1.8	2.2	5.9	6.6	49.8	655%	2667%
Total Liabilities	32,536.4	29,689.7	32,423.9	40,491.2	41,443.8	2%	27%

NET FX POSITION	1,453.4	351.0	9,279.6	7,059.6	1,066.3	-85%	-27%

12

4Q17 Earnings Release

Relevant and Recent Events

•	Credit Line for Productive Financing and Financial Inclusion 2017. As of December 31, 2017 the Bank successfully fulfilled the quota established under “Credit Line for Productive Financing and Financial Inclusion” for the second semester of 2017.

•	Senior Management Changes. On November 8, 2017 Banco Macro’s Board of Directors appointed Gustavo Manriquez as Chief Executive Officer (previously General Manager) and Jorge Scarinci as Chief Financial Officer (previously Finance & Investor Relations Manager).

Regulatory Changes

•	International Financial Reporting Standards (IFRS) As of December 31, 2017 according to IFRS the adjustment to Banco Macro’s equity would be Ps.3.4 billion totaling Ps.46.5 billion, 8% higher than the Ps.43.1 billion reported under BCRA’s rules.

13

4Q17 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

ASSETS	154,999.0	166,992.3	187,767.9	206,345.1	224,242.7	9%	45%
Cash	36,089.2	29,014.7	36,477.2	37,705.2	34,267.6	-9%	-5%
Government and Private Securities	19,846.3	23,777.6	31,363.9	32,118.4	36,624.6	14%	85%
-LEBAC/NOBAC	15,145.3	20,241.7	26,836.5	27,026.6	34,250.9	27%	126%
-Other	4,701.0	3,535.9	4,527.4	5,091.8	2,373.7	-53%	-50%
Loans	87,973.0	94,083.3	105,369.4	119,762.1	132,000.2	10%	50%
to the non-financial government sector	1,532.5	480.0	497.3	1,834.3	1,797.3	-2%	17%
to the financial sector	1,730.6	1,890.1	2,251.8	3,027.3	3,271.8	8%	89%
to the non-financial private sector and foreign residents	86,540.4	93,757.3	104,970.2	117,364.3	129,585.6	10%	50%
-Overdrafts	8,837.7	10,264.7	9,638.2	12,170.4	8,829.3	-27%	0%
-Documents	11,198.9	10,679.5	12,332.3	14,435.9	17,272.1	20%	54%
-Mortgage loans	4,158.6	4,498.2	5,195.5	6,247.0	8,057.5	29%	94%
-Pledge loans	2,285.1	2,471.5	3,263.4	3,551.3	4,150.1	17%	82%
-Personal loans	29,784.8	33,365.0	37,342.5	42,361.4	47,376.8	12%	59%
-Credit cards	18,851.6	19,526.1	20,590.5	21,507.2	24,971.9	16%	32%
-Other	10,465.8	11,739.1	15,281.5	15,356.2	16,884.7	10%	61%
-Accrued interest, adjustments, price differences receivables and unearned discount	957.9	1,213.2	1,325.9	1,734.9	2,043.2	18%	113%
Allowances	-1,830.5	-2,044.1	-2,322.9	-2,463.8	-2,654.5	8%	45%
Other receivables from financial intermediation	5,313.6	13,716.9	7,784.2	9,166.5	13,000.7	42%	145%
Receivables from financial leases	370.2	378.1	479.8	526.3	587.5	12%	59%
Investments in other companies	11.4	9.3	32.6	91.4	128.8	41%	1030%
Other receivables	1,277.1	1,530.8	1,567.9	1,793.9	2,068.7	15%	62%
Other assets	4,118.2	4,481.6	4,665.9	5,181.3	5,564.6	7%	35%
LIABILITIES	132,893.1	143,122.4	151,940.4	166,226.2	181,112.2	9%	36%
Deposits	111,939.7	115,182.9	123,657.4	136,612.8	144,225.9	6%	29%
From the non-financial government sector	9,552.2	13,007.6	10,804.0	16,461.9	12,890.7	-22%	35%
From the financial sector	55.8	50.9	57.4	54.6	81.3	49%	46%
From the non-financial private sector and foreign residents	102,331.7	102,124.4	112,796.0	120,096.3	131,253.9	9%	28%
-Checking accounts	17,686.2	18,559.7	19,951.1	20,950.4	20,778.6	-1%	17%
-Savings accounts	27,896.0	27,117.5	34,087.9	35,046.4	44,531.9	27%	60%
-Time deposits	47,652.4	47,495.8	53,428.8	59,247.0	61,702.3	4%	29%
-Other	9,097.1	8,951.4	5,328.2	4,852.5	4,241.1	-13%	-53%
Other liabilities from financial intermediation	10,528.5	17,219.2	17,433.7	17,245.6	22,560.8	31%	114%
Subordinated corporate bonds	6,407.8	6,322.3	6,709.1	7,117.0	7,589.9	7%	18%
Other liabilities	4,017.1	4,398.0	4,140.2	5,250.8	6,735.6	28%	68%
SHAREHOLDERS' EQUITY	22,105.9	23,869.9	35,827.5	40,118.9	43,130.5	8%	95%

LIABILITIES + SHAREHOLDERS' EQUITY	154,999.0	166,992.3	187,767.9	206,345.1	224,242.7	9%	45%

14

4Q17 Earnings Release

ANNUAL BALANCE SHEET	MACRO Consolidated			Variation
In MILLION $	2015	2016	2017	FY17/FY16

ASSETS	104,952.0	154,999.0	224,242.7	45%
Cash	19,402.8	36,089.2	34,267.6	-5%
Government and Private Securities	15,391.4	19,846.3	36,624.6	85%
-LEBAC/NOBAC	8,303.0	15,145.3	34,250.9	126%
-Other	7,088.4	4,701.0	2,373.7	-50%
Loans	62,332.4	87,973.0	132,000.2	50%
to the non-financial government sector	748.1	1,532.5	1,797.3	17%
to the financial sector	227.4	1,730.6	3,271.8	89%
to the non-financial private sector and foreign residents	62,852.9	86,540.4	129,585.6	50%
-Overdrafts	4,707.9	8,837.7	8,829.3	0%
-Documents	6,550.2	11,198.9	17,272.1	54%
-Mortgage loans	3,508.5	4,158.6	8,057.5	94%
-Pledge loans	2,152.6	2,285.1	4,150.1	82%
-Personal loans	23,231.6	29,784.8	47,376.8	59%
-Credit cards	14,793.3	18,851.6	24,971.9	32%
-Other	7,078.5	10,465.8	16,884.7	61%
-Accrued interest, adjustments, price differences receivables and unearned discount	830.3	957.9	2,043.2	113%
Allowances	-1,496.0	-1,830.5	-2,654.5	45%
Other receivables from financial intermediation	3,295.3	5,313.6	13,000.7	145%
Receivables from financial leases	433.9	370.2	587.5	59%
Investments in other companies	10.9	11.4	128.8	1030%
Other receivables	978.9	1,277.1	2,068.7	62%
Other assets	3,106.4	4,118.2	5,564.6	35%
LIABILITIES	89,075.9	132,893.1	181,112.2	36%
Deposits	76,521.6	111,939.7	144,225.9	29%
From the non-financial government sector	9,588.4	9,552.2	12,890.7	35%
From the financial sector	40.1	55.8	81.3	46%
From the non-financial private sector and foreign residents	66,893.1	102,331.7	131,253.9	28%
-Checking accounts	14,062.9	17,686.2	20,778.6	17%
-Savings accounts	15,507.9	27,896.0	44,531.9	60%
-Time deposits	34,719.8	47,652.4	61,702.3	29%
-Other	2,602.5	9,097.1	4,241.1	-53%
Other liabilities from financial intermediation	7,537.4	10,528.5	22,560.8	114%
Subordinated corporate bonds	1,957.6	6,407.8	7,589.9	18%
Other liabilities	3,059.3	4,017.1	6,735.6	68%
SHAREHOLDERS' EQUITY	15,876.1	22,105.9	43,130.5	95%

LIABILITIES + SHAREHOLDERS' EQUITY	104,952.0	154,999.0	224,242.7	45%

15

4Q17 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	4Q16	1Q17	2Q17	3Q17	4Q17	QoQ	YoY

Financial income	7,572.6	7,600.4	8,354.5	9,576.5	10,968.6	15%	45%
Interest on cash and due from banks	0.1	0.8	0.1	6.1	6.7	10%	6600%
Interest on loans to the financial sector	88.0	101.2	98.9	125.5	177.5	41%	102%
Interest on overdrafts	650.5	650.4	621.4	679.0	752.7	11%	16%
Interest on documents	399.7	374.0	390.1	430.0	492.2	14%	23%
Interest on mortgage loans	176.6	179.0	186.6	201.9	216.1	7%	22%
Interest on pledge loans	86.3	97.7	111.2	126.8	140.0	10%	62%
Interest on credit card loans	1,041.1	1,071.8	1,085.9	1,064.3	1,212.3	14%	16%
Interest on financial leases	20.6	20.1	22.2	28.6	32.2	13%	56%
Interest on other loans	3,333.6	3,565.4	3,906.3	4,415.6	4,960.5	12%	49%
Income from government & private securities, net	1,583.0	868.9	1,360.7	1,778.7	2,409.1	35%	52%
Interest on other receivables from fin. intermediation	1.6	0.9	4.0	2.3	1.1	-52%	-31%
Income from Guaranteed Loans - Decree 1387/01	8.9	3.1	0.0	0.1	0.0	-100%	-100%
CER adjustment	57.7	28.6	32.2	56.3	122.4	117%	112%
CVS adjustment	0.2	0.1	0.1	0.2	0.2	0%	0%
Difference in quoted prices of gold and foreign currency	86.9	159.5	423.9	614.5	315.6	-49%	263%
Other	37.8	478.9	110.9	46.6	130.0	179%	244%
Financial expense	-3,330.5	-2,960.0	-3,109.7	-3,549.8	-3,925.9	11%	18%
Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	-23.5	-24.0	-26.1	-30.7	-29.4	-4%	25%
Interest on time deposits	-2,452.8	-2,109.8	-2,117.0	-2,354.2	-2,621.8	11%	7%
Interest on interfinancing received loans	-1.2	-1.4	-2.1	-10.1	-4.6	-54%	283%
Interest on other financing from the financial institutions	0.5	0.0	-0.5	-5.0	-4.3	-14%	-960%
Interest on subordinated bonds	-117.2	-105.2	-106.9	-117.8	-122.6	4%	5%
Other Interest	-0.8	-0.7	-0.7	-0.8	-1.0	25%	25%
Interests on other liabilities from fin. intermediation	-38.9	-16.2	-122.3	-210.8	-214.3	2%	451%
CER adjustment	-2.9	-2.8	-5.1	-4.2	-12.5	198%	331%
Contribution to Deposit Guarantee Fund	-44.5	-49.4	-50.5	-54.2	-59.4	10%	33%
Other	-649.2	-650.5	-678.5	-762.0	-856.0	12%	32%
Net financial income	4,242.1	4,640.4	5,244.8	6,026.7	7,042.7	17%	66%
Provision for loan losses	-354.0	-361.4	-469.0	-342.5	-422.3	23%	19%

Fee income	2,307.9	2,401.3	2,575.5	2,747.1	2,922.5	6%	27%
Fee expense	-775.7	-734.3	-775.3	-872.8	-959.7	10%	24%
Net fee income	1,532.2	1,667.0	1,800.2	1,874.3	1,962.8	5%	28%

Administrative expenses	-2,814.8	-2,963.5	-3,044.2	-3,195.0	-3,660.3	15%	30%
Minority interest in subsidiaries	-16.7	-15.8	-19.1	-19.2	-30.7	60%	84%
Net other income	-52.7	-0.8	-189.0	-92.1	-261.0	183%	395%
Earnings before income tax	2,536.1	2,965.9	3,323.7	4,252.2	4,631.2	9%	83%
Income tax	-840.8	-1,201.9	-1,308.4	-1,654.4	-1,619.5	-2%	93%

Net income	1,695.3	1,764.0	2,015.3	2,597.8	3,011.7	16%	78%

16

4Q17 Earnings Release

ANNUAL INCOME STATEMENT	MACRO Consolidated			Variation
In MILLION $	2015	2016	2017	FY17/FY16

Financial income	20,109.1	28,935.3	36,500.0	26%
Interest on cash and due from banks	0.2	1.2	13.7	1042%
Interest on loans to the financial sector	88.0	248.1	503.1	103%
Interest on overdrafts	1,407.0	2,494.4	2,703.5	8%
Interest on documents	1,146.2	1,559.1	1,686.3	8%
Interest on mortgage loans	556.6	729.8	783.6	7%
Interest on pledge loans	385.0	360.7	475.7	32%
Interest on credit card loans	2,646.1	3,950.9	4,434.3	12%
Interest on financial leases	81.7	89.9	103.1	15%
Interest on other loans	8,811.8	12,197.6	16,847.8	38%
Income from government & private securities, net	3,985.9	6,222.8	6,417.4	3%
Interest on other receivables from fin. intermediation	4.1	6.2	8.3	34%
Income from Guaranteed Loans - Decree 1387/01	25.1	33.7	3.2	-91%
CER adjustment	58.5	255.9	239.5	-6%
CVS adjustment	0.7	0.8	0.6	-25%
Difference in quoted prices of gold and foreign currency	653.1	516.9	1,513.5	193%
Other	259.1	267.3	766.4	187%
Financial expense	-8,842.7	-13,300.8	-13,545.4	2%
Interest on saving accounts	0.0	0.0	-110.2	0%
Interest on time deposits	-68.2	-89.9	-9,202.8	10137%
Interest on interfinancing received loans	-6,704.9	-10,283.7	-18.2	-100%
Interest on other financing from the financial institutions	-7.0	-3.0	-9.8	227%
Interest on subordinated bonds	-136.2	-277.2	-452.5	63%
Other Interest	-2.6	-4.2	-3.2	-24%
Interests on other liabilities from fin. intermediation	-96.0	-145.8	-563.6	287%
CER adjustment	-4.6	-12.1	-24.6	103%
Contribution to Deposit Guarantee Fund	-418.4	-215.0	-213.5	-1%
Other	-1,404.8	-2,269.9	-2,947.0	30%
Net financial income	11,266.4	15,634.5	22,954.6	47%
Provision for loan losses	-877.1	-1,073.1	-1,595.2	49%

Fee income	6,115.4	7,968.7	10,646.4	34%
Fee expense	-1,714.8	-2,603.8	-3,342.1	28%
Net fee income	4,400.6	5,364.9	7,304.3	36%

Administrative expenses	-7,225.9	-9,970.7	-12,863.0	29%
Minority interest in subsidiaries	-35.4	-54.6	-84.8	55%
Net other income	-33.0	117.2	-542.9	-563%
Earnings before income tax	7,495.6	10,018.2	15,173.0	51%
Income tax	-2,485.7	-3,477.4	-5,784.2	66%

Net income	5,009.9	6,540.8	9,388.8	44%

17

4Q17 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	4Q16	1Q17	2Q17	3Q17	4Q17
Profitability & performance
Net interest margin (1)	17.7%	18.3%	17.4%	16.5%	18.7%
Net interest margin adjusted (2)	15.6%	17.5%	16.3%	15.1%	15.8%
Net fee income ratio	26.5%	26.4%	25.6%	23.7%	21.8%
Efficiency ratio	48.7%	47.0%	43.2%	40.4%	40.6%
Net fee income as a percentage of adm expenses	54.4%	56.2%	59.1%	58.7%	53.6%
Return on average assets	4.6%	4.6%	4.9%	5.3%	5.7%
Return on average equity	31.2%	30.5%	30.8%	26.3%	28.4%
Liquidity
Loans as a percentage of total deposits	80.2%	83.5%	87.1%	89.5%	93.4%
Liquid assets as a percentage of total deposits	47.6%	44.7%	53.2%	50.7%	50.4%
Capital
Total equity as a percentage of total assets	14.3%	14.3%	19.1%	19.4%	19.2%
Regulatory capital as % of APR	22.1%	22.7%	26.3%	25.8%	28.1%
Asset Quality
Allowances over total loans	2.0%	2.1%	2.2%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.1%	1.4%	1.3%	1.0%	1.1%
Coverage ratio w/allowances	176.5%	155.9%	168.1%	199.2%	183.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	4Q16	1Q17	2Q17	3Q17	4Q17
Profitability & performance
Net interest margin (1)	18.2%	18.3%	17.8%	17.3%	17.7%
Net interest margin adjusted (2)	15.3%	17.5%	16.9%	16.2%	16.1%
Net fee income ratio	25.5%	26.4%	26.0%	25.1%	24.1%
Efficiency ratio	47.5%	47.0%	45.0%	43.3%	42.5%
Net fee income as a percentage of adm expenses	53.8%	56.2%	57.7%	58.0%	56.8%
Return on average assets	5.2%	4.6%	4.7%	4.9%	5.2%
Return on average equity	34.1%	30.5%	30.7%	28.7%	28.6%
Liquidity
Loans as a percentage of total deposits	80.2%	83.5%	87.1%	89.5%	93.4%
Liquid assets as a percentage of total deposits	47.6%	44.7%	53.2%	50.7%	50.4%
Capital
Total equity as a percentage of total assets	14.3%	14.3%	19.1%	19.4%	19.2%
Regulatory capital as % of APR	22.1%	22.7%	26.3%	25.8%	28.1%
Asset Quality
Allowances over total loans	2.0%	2.1%	2.2%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.1%	1.4%	1.3%	1.0%	1.1%
Coverage ratio w/allowances	176.5%	155.9%	168.1%	199.2%	183.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

18

4Q17 Earnings Release

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2015	2016	2017
Profitability & performance
Net interest margin (1)	17.9%	18.2%	17.7%
Net interest margin adjusted (2)	15.6%	15.3%	16.1%
Net fee income ratio	28.1%	25.5%	24.1%
Efficiency ratio	46.1%	47.5%	42.5%
Net fee income as a percentage of adm expenses	60.9%	53.8%	56.8%
Return on average assets	5.8%	5.2%	5.2%
Return on average equity	37.2%	34.1%	28.6%
Liquidity
Loans as a percentage of total deposits	83.4%	80.2%	93.4%
Liquid assets as a percentage of total deposits	38.4%	47.6%	50.4%
Capital
Total equity as a percentage of total assets	15.1%	14.3%	19.2%
Regulatory capital as % of APR	14.6%	22.1%	28.1%
Asset Quality
Allowances over total loans	2.3%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.5%	1.1%	1.1%
Coverage ratio w/allowances	151.0%	176.5%	183.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2018

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name:	Jorge Scarinci
Title:	Chief Financial Officer